On March 22, 2010, certain series of Nicholas-Applegate Institutional Funds ("NAIF" and each series a "NAIF Fund") were reorganized into corresponding series of Allianz Funds (each an "Acquiring Fund") as follows (the "Mergers" and each a "Merger"): Nicholas-Applegate Global Select Fund reorganized into Allianz NACM Global Fund; Nicholas-Applegate Emerging Markets Fund reorganized into NACM Emerging Markets Opportunities Fund; and Nicholas-Applegate U.S. Systematic Large Cap Growth Fund reorganized into Allianz NACM Growth Fund.

Trustees of the NAIF Trust approved each Merger, and an Agreement and Plan of Reorganization associated with each Merger, at a meeting held on November 13, 2009. In approving the Mergers, the Trustees of the NAIF Trust determined that each NAIF Fund's participation in the applicable Merger would be in the best interests of such NAIF Fund and that the interests of the NAIF Fund's shareholders would not be diluted as a result of the Mergers.

The shareholders of each NAIF Fund approved the Merger and applicable Plan of Reorganization at a special meeting of shareholders held on March 19, 2010.

Under each Agreement and Plan of Reorganization, each NAIF Fund transferred all of its assets to the applicable Acquiring Fund, in exchange for shares of such Acquiring Fund, and the assumption by such Acquiring Fund of all of the liabilities of such NAIF Fund, and the distribution of such shares to the shareholders of such NAIF Fund in complete liquidation of such NAIF Fund.